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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 June 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

13 June 2005

To: London Stock Exchange The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange JSE Securities Exchange SA Deutsche Bank UBS Zurich

For Announcement to the Market
Extraordinary General Meeting of BHP Billiton Plc

I advise the following results of the business conducted at the meeting of shareholders of BHP Billiton Plc held on 13 June 2005.
The final proxy position for each company is detailed in Appendix 1.

The poll results were:
Business	Votes For	Votes Against	Result
1. Dividend Rectification	1,826,066,299	29,666	Passed
2. Share Premium Account Cancellation	1,828,668,594	27,530	Passed

K J Wood
Company Secretary

                                                                    Appendix 1

BHP Billiton Plc
Final Proxy Position

1. Dividend Rectification
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,828,743,267
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,825,746,659
♦ was to vote against the resolution	29,666
♦ was to abstain on the resolution	2,661,845
♦ may vote at the proxy's discretion
305,097

2. Share Premium Account Cancellation
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,828,743,922
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,828,306,689
♦ was to vote against the resolution	28,730
♦ was to abstain on the resolution	62,411
♦ may vote at the proxy's discretion
346,162

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 13 June 2005